UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Appointment of New Chief Financial Officer

On June 6, 2022, NLS Pharmaceutics Ltd., or the Registrant, announced that Mr. Chad Hellmann has been appointed as its Chief Financial Officer, or CFO, effective June 6, 2022, until his duly qualified successor is appointed or until his earlier resignation or removal. Mr. Hellmann’s annual base compensation will be $160,000, he will be eligible for a bonus of up to $56,000, and he will be eligible to receive an option award under the Registrant’s existing Share Option Plan Regulation 2021.

Since 2014, Mr. Hellmann has served as CFO and co-portfolio manager at Arcus Ventures. He also maintains an advisory role at Rosebank Capital Partners, where he co-created the investment strategy for the long/short fund, which incorporates a liquid private equity approach for micro and small cap public companies in the biotech and cleantech sectors. From 2004 through 2011, Mr. Hellmann served as CFO of Cat Trail Management, or CTM, a single-family office and partner in Cat Trail Capital, or CTC, a private equity fund focused on technology, biotech and cleantech companies both in the private and public markets. While at CTM, he led the firm’s private equity fund investing in both debt and equity instruments, where he managed several investments through the bankruptcy process both as a senior secured and subordinated unsecured lender. Additionally, in this role, Mr. Hellmann acquired assets in the Chapter 7 process. Prior to CTC, he founded Bison Ventures, an early-stage venture capital fund focused on investing in media and technology companies. Over the past 15 years, Mr. Hellmann has served on several boards of directors including ET Water, Inc., NuVision, Inc. (Chairman), Vertebron Inc. and Yachtstore Ltd.

On May 31, 2022, Mr. Subhasis Roy resigned as the Registrant’s Interim CFO. Mr. Roy will continue to provide transition services to the Registrant through June 30, 2022. Mr. Roy’s resignation was not as a result of any disagreement between Mr. Roy and the Registrant, or any matter related to the Registrant’s operations, policies or practices. The Registrant expresses its deep appreciation to Mr. Roy for his many contributions to the company.

On June 6, 2022, the Registrant, issued a press release titled: “NLS Pharmaceutics Appoints Chad C. Hellmann as Chief Financial Officer.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Appoints Chad C. Hellmann as Chief Financial Officer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: June 6, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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